MassHousing Initiative

MASSACHUSETTS ECONOMIC IMPACT OF INVESTMENTS

(2016-present)

36 Number of Investments Made	$576.2M HIT Investment Amount	$44.6M Building America NMTC Allocation	$1.6B Total Development Cost	4,044 Housing Units Created or Preserved
3,767(93%) Low-and Moderate-Income Housing Units	11.9M Hours of Construction Work Generated	13,601 Total Jobs Created	$302.3M State, Local and Federal Tax Revenue Generated	$2.6B Total Economic Impact